Exhibit 99.2

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “appears”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: Precision’s average number of rigs committed under term contracts; Precision’s expected capital expenditures for 2012 and the anticipated uses of capital and the timing of such expenditures including the carry forward to 2013; demand for Super Series rigs; Precision believes it will have opportunities to contract additional new build and upgraded rigs in late 2012 and 2013, although the pace of contract awards is likely to be significantly slower; if low natural gas prices continue, Precision and the North American drilling industry can expect continued weak demand for natural gas drilling; and Precision expects to remain in compliance with the covenants under the Secured Facility and have complete access to credit lines during the remainder of 2012 and for 2013.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; interpretation of tax filing position for prior period transactions; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

Precision Drilling Corporation | 11

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2012	2011

ASSETS
Current assets:
Cash	$226,841	$467,476
Accounts receivable	496,304	576,243
Inventory	14,541	7,163

Total current assets	737,686	1,050,882
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,334,704	2,942,296
Intangibles	6,923	6,471
Goodwill	362,797	363,646
Total non-current assets	3,769,003	3,376,992

Total assets	$4,506,689	$4,427,874

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$371,161	$436,667
Income tax payable	42,872	3,786
Total current liabilities	414,033	440,453

Non-current liabilities:
Share based compensation (Note 8)	7,164	11,303
Provisions and other	18,631	16,121
Long-term debt (Note 4)	1,206,425	1,239,616
Deferred tax liabilities	567,515	587,790

Total non-current liabilities	1,799,735	1,854,830

Shareholders' equity:
Shareholders' capital (Note 6)	2,250,819	2,248,217
Contributed surplus	23,468	18,396
Retained earnings (deficit)	85,539	(83,160)
Accumulated other comprehensive loss (Note 7)	(66,905)	(50,862)
Total shareholders' equity	2,292,921	2,132,591

Total liabilities and shareholders' equity	$4,506,689	$4,427,874

See accompanying notes to interim consolidated financial statements.

12 | Interim Consolidated Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2012	2011	2012	2011

Revenue	$484,761	$492,944	$1,506,793	$1,363,619

Expenses:
Operating	300,396	282,367	916,495	809,266
General and administrative	33,365	24,329	96,532	89,128
Earnings before income taxes, other items and depreciation and amortization	151,000	186,248	493,766	465,225
Depreciation and amortization	76,754	64,504	218,247	180,416
Operating earnings	74,246	121,744	275,519	284,809
Other items:
Foreign exchange	5,277	(34,105)	5,610	(31,300)
Finance charges (Note 9)	21,741	34,232	65,480	92,940
Other	–	–	(758)	–
Earnings before income taxes	47,228	121,617	205,187	223,169
Income taxes: (Note 5)
Current	15,135	38,730	47,160	40,882
Deferred	(7,264)	(581)	(10,672)	16,856
	7,871	38,149	36,488	57,738

Net earnings	$39,357	$83,468	$168,699	$165,431
Net earnings per share: (Note 10)
Basic	$0.14	$0.30	$0.61	$0.60
Diluted	$0.14	$0.29	$0.59	$0.57

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2012	2011	2012	2011
Net earnings	$39,357	$83,468	$168,699	$165,431
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(53,424)	96,717	(49,476)	59,865
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	35,638	(80,034)	33,433	(62,835)
Comprehensive income	$21,571	$100,151	$152,656	$162,461

See accompanying notes to interim consolidated financial statements.

Precision Drilling Corporation | 13

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2012	2011	2012	2011
Cash provided by (used in):
Operations:
Net earnings	$39,357	$83,468	$168,699	$165,431
Adjustments for:
Long-term compensation plans	3,830	1,144	15,057	15,156
Depreciation and amortization	76,754	64,504	218,247	180,416
Foreign exchange	5,886	(34,204)	6,092	(31,696)
Finance charges	21,741	34,232	65,480	92,940
Income taxes	7,871	38,149	36,488	57,738
Other	(320)	1,350	1,279	(1,070)
Income taxes paid	(2,741)	(108,655)	(7,315)	(111,166)
Income taxes recovered	271	154	613	400
Interest paid	(7,181)	(7,307)	(49,964)	(32,646)
Interest received	656	347	1,560	782
Funds provided by operations	146,124	73,182	456,236	336,285
Changes in non-cash working capital balances	(84,941)	(52,901)	42,733	(22,370)
	61,183	20,281	498,969	313,915
Investments:
Business acquisitions, net of cash acquired	–	(59,709)	(25)	(92,886)
Purchase of property, plant and equipment	(238,650)	(219,676)	(681,407)	(398,370)
Proceeds on sale of property, plant and equipment	5,011	4,610	13,820	8,694
Changes in income tax recoverable	–	108,176	–	–
Changes in non-cash working capital balances	11,295	27,427	(62,410)	10,637
	(222,344)	(139,172)	(730,022)	(471,925)
Financing:
Repayment of long-term debt	–	–	–	(175,000)
Premium paid on settlement of unsecured senior notes	–	–	–	(26,688)
Debt issue costs	(2,855)	(8,946)	(2,855)	(13,304)
Debt facility amendment costs	(149)	–	(149)	(1,134)
Increase in long-term debt	–	381,520	–	581,520
Issuance of common shares on the exercise of options	185	961	1,490	2,100
Changes in non-cash working capital balances	–	–	–	(746)
	(2,819)	373,535	(1,514)	366,748

Effect of exchange rate changes on cash and cash equivalents	(7,523)	39,275	(8,068)	35,576
Increase (decrease) in cash and cash equivalents	(171,503)	293,919	(240,635)	244,314
Cash and cash equivalents, beginning of period	398,344	207,226	467,476	256,831
Cash and cash equivalents, end of period	$226,841	$501,145	$226,841	$501,145

See accompanying notes to interim consolidated financial statements.

14 | Interim Consolidated Financial Statements

 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 7)	Retained earnings (deficit)	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	168,699	168,699
Other comprehensive income for the period	–	–	(16,043)	–	(16,043)
Share options exercised (Note 6)	2,372	(882)	–	–	1,490
Issued on redemption of non-management directors DSUs	221	(221)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense (Note 8)	–	6,178	–	–	6,178
Balance at September 30, 2012	$2,250,819	$23,468	$(66,905)	$85,539	$2,292,921

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2011	$2,244,417	$11,266	$(46,220)	$(276,637)	$1,932,826
Net earnings for the period	–	–	–	165,431	165,431
Other comprehensive loss for the period	–	–	(2,970)	–	(2,970)
Share options exercised	3,198	(1,098)	–	–	2,100
Issued on redemption of non- management directors DSUs	384	(384)	–	–	–
Share based compensation expense	–	6,426	–	–	6,426
Balance at September 30, 2011	$2,247,999	$16,210	$(49,190)	$(111,206)	$2,103,813

See accompanying notes to interim consolidated financial statements.

Precision Drilling Corporation | 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The address of the registered office is 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2011.  The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2011.

These condensed consolidated interim financial statements were approved by the Board of Directors on October 24, 2012.

(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 49% (2011 - 50%) of consolidated total assets as at September 30, 2012 and 52% (2011 - 53%) of consolidated revenue for the nine months ended September 30, 2012. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 3. BANK INDEBTEDNESS

During the third quarter of 2012, the Corporation arranged a new US$25.0 million facility with a Canadian bank for the issuance of letters of credit and performance and bid bonds to support international operations. As well, Precision increased the borrowing capacity of its existing secured operating facility to $40.0 million from $25.0 million.  The Corporation’s US$15.0 million secured operating facility remains unchanged.

16 | Notes to Interim Consolidated Financial Statements

NOTE 4. LONG-TERM DEBT

	September 30,	December 31,
	2012	2011

Secured revolving credit facility	$-	$-
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	639,405	661,050
6.5% senior notes due 2021(US$400.0 million)	393,480	406,800
6.5% senior notes due 2019	200,000	200,000
	1,232,885	1,267,850

Less net unamortized debt issue costs	(26,460)	(28,234)
	$1,206,425	$1,239,616

During the third quarter of 2012, the Corporation entered into an amendment to its existing secured revolving credit facility which increased the amount available for borrowing under the facility to $850.0 million and extended the maturity date of the facility to November 17, 2017.

 At September 30, 2012 no mandatory principal repayments are required in the next five years.

NOTE 5. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Earnings before income taxes	$47,228	$121,617	$205,187	$223,169
Federal and provincial statutory rates	25%	27%	25%	27%
Tax at statutory rates	$11,807	$32,837	$51,297	$60,256
Adjusted for the effect of:
Non-deductible expenses	517	5,112	1,644	6,472
Non-taxable capital gains	(327)	(66)	(460)	(77)
Income taxed at lower rates	(7,171)	(10,690)	(20,010)	(22,864)
Taxes related to prior years	1,604	11,006	1,054	11,006
Other	1,441	(50)	2,963	2,945
Income tax expense	$7,871	$38,149	$36,488	$57,738

 NOTE 6. SHAREHOLDERS’ CAPITAL

Issued
Common shares	Number	Amount

Balance, December 31, 2011	276,081,797	$2,248,217

Options exercised - cash consideration	234,172	1,490
- reclassification from contributed surplus	-	882

Issued on redemption of non-management directors DSU's	26,337	221

Issued on waiver of right to dissent by dissenting unitholder	840	9

Balance, September 30, 2012	276,343,146	$2,250,819

Precision Drilling Corporation | 17

 NOTE 7. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized foreign currency translation losses	Foreign exchange gain (loss) on net investment hedge	Accumulated other comprehensive loss
Balance, December 31, 2011	$(27,987)	$(22,875)	$(50,862)
Other comprehensive income (loss)	(49,476)	33,433	(16,043)
Balance, September 30, 2012	$(77,463)	$10,558	$(66,905)

NOTE 8. SHARE BASED COMPENSATION PLANS

Liability classified plans

	Deferred Share Units	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non- Management Directors’ DSU(c)	Total
Balance, December 31, 2011	$762	$12,529	$25,250	$1,693	$–	$40,234
Expensed (recovered) during the period	(44)	3,110	5,997	(1,114)	580	8,529
Payments	(718)	(7,557)	(17,477)	(1)	–	(25,753)
Balance, September 30, 2012	$–	$8,082	$13,770	$578	$580	$23,010

Current	$–	$5,188	$10,080	$578	$–	$15,846
Long-term	–	2,894	3,690	–	580	7,164
Balance, September 30, 2012	$–	$8,082	$13,770	$578	$580	$23,010

 (a) Restricted Share Units and Performance Share Units

Precision has two cash settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (“RSU”) incentive plan shares granted to eligible employees vest annually over a three year term.  Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares as at the vesting date.  Under the Performance Share Unit (“PSU”) incentive plan shares granted to eligible employees vest at the end of a three-year term.  Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of Precision’s shares at the vesting date and  based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period. For performance shares granted in 2010, Precision’s Board of Directors has the discretion to reduce the plan payout by half if Precision’s average return on capital does not exceed 10% over the three year term.

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

			Weighted
			Average
		Range of	Exercise
		Exercise Price	Price
Share Appreciation Rights	Outstanding	(US $)	(US $)	Exercisable

Outstanding at December 31, 2011	705,688	$9.26 - 17.92	$14.83	705,688
Exercised	(721)	9.26 - 9.59	9.45
Forfeitures	(1,352)	15.22 - 15.22	15.22

Outstanding at September 30, 2012	703,615	$9.26 - 17.92	$14.84	703,615

18 | Notes to Interim Consolidated Financial Statements

(c)  Non-management directors
Effective January 1, 2012 Precision instituted a new deferred share unit plan for non-management directors whereby fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable in cash or an equal number of common shares upon the director's retirement. The redemption of deferred share units in cash or common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments anytime up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the deferred share units will be redeemed on a single date six months after retirement. The cash settlement amount is based upon the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout.

Equity settled plans

(d) Option plan
A summary of the activity under the option plan is presented below:

Canadian share options	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Options Exercisable
Outstanding as at December 31, 2011	3,267,571	$5.22 – 14.50	$8.45	1,008,305
Granted	1,111,800	7.15 – 10.67	10.61
Exercised	(175,043)	5.85 – 10.44	6.07
Forfeitures	(82,863)	5.85 – 14.50	10.52
Outstanding as at September 30, 2012	4,121,465	$5.22 – 14.50	$9.09	1,922,503

U.S. share options	Options Outstanding	Range of Exercise Price (US $)	Weighted Average Exercise Price (US $)	Options Exercisable
Outstanding as at December 31, 2011	1,886,552	$4.95 – 15.21	$8.61	396,188
Granted	851,600	7.14 – 10.74	10.62
Exercised	(59,129)	4.95 – 10.55	7.30
Forfeitures	(199,883)	4.95 – 15.21	9.81
Outstanding as at September 30, 2012	2,479,140	$4.95 – 15.21	$9.24	963,300

The per option weighted average fair value of the share options granted during 2012 was $4.81 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 59%. Included in net earnings for the three and nine months ended September 30, 2012 is an expense of $1.8 million (2011 - $1.8 million) and $6.2 million (2011 - $5.8 million), respectively.

NOTE 9. FINANCE CHARGES

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Interest:
Long-term debt	$21,181	$18,942	$63,818	$48,415
Tax settlement and reassessment	-	14,621	-	14,621
Other	14	55	109	101
Income	(641)	(317)	(1,621)	(735)
Amortization of debt issue costs	1,038	931	3,025	2,462
Loss on settlement of debt facilities	-	-	-	26,942
Debt amendment fees	149	-	149	1,134
Finance charges	$21,741	$34,232	$65,480	$92,940

Precision Drilling Corporation | 19

NOTE 10. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net earnings - basic and diluted	$39,357	$83,468	$168,699	$165,431

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands)	2012	2011	2012	2011
Weighted average shares outstanding – basic	276,318	275,999	276,244	275,840
Effect of share warrants	8,897	11,309	9,655	11,224
Effect of stock options and other equity compensation plans	805	1,729	1,025	1,779
Weighted average shares outstanding – diluted	286,020	289,037	286,924	288,843

NOTE 11. SEGMENTED INFORMATION

The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended September 30, 2012	Services	Services	and Other	Eliminations	Total

Revenue	$409,889	$77,506	$-	$(2,634)	$484,761
Operating earnings	78,421	15,503	(19,678)	-	74,246
Depreciation and amortization	67,659	7,640	1,455	-	76,754
Total assets	3,653,154	522,648	330,887	-	4,506,689
Goodwill	250,658	112,139	-	-	362,797
Capital expenditures	203,527	33,519	1,604	-	238,650

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended September 30, 2011	Services	Services	and Other	Eliminations	Total

Revenue	$413,131	$83,153	$-	$(3,340)	$492,944
Operating earnings	115,792	21,334	(15,382)	-	121,744
Depreciation and amortization	56,158	6,676	1,670	-	64,504
Total assets	3,254,912	454,022	642,590	-	4,351,524
Goodwill	250,630	112,139	-	-	362,769
Capital expenditures*	190,361	23,691	5,624	-	219,676
* Excludes business acquisitions

20 | Notes to Interim Consolidated Financial Statements

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Nine months ended September 30, 2012	Services	Services	and Other	Eliminations	Total

Revenue	$1,273,136	$240,854	$-	$(7,197)	$1,506,793
Operating earnings	283,446	49,557	(57,484)	-	275,519
Depreciation and amortization	193,666	21,775	2,806	-	218,247
Total assets	3,653,154	522,648	330,887	-	4,506,689
Goodwill	250,658	112,139	-	-	362,79
Capital expenditures*	592,401	82,960	6,046	-	681,407
* Excludes business acquisitions

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Nine months ended September 30, 2011	Services	Services	and Other	Eliminations	Total

Revenue	$1,137,640	$234,960	$-	$(8,981)	$1,363,619
Operating earnings	292,038	51,864	(59,093)	-	284,809
Depreciation and amortization	156,631	18,830	4,955	-	180,416
Total assets	3,254,912	454,022	642,590	-	4,351,524
Goodwill	250,630	112,139	-	-	362,769
Capital expenditures*	342,326	47,382	8,662	-	398,370
* Excludes business acquisitions

The Corporation’s operations are carried on in the following geographic locations:

				Inter-segment
Three months ended September 30, 2012	Canada	United States	International	Eliminations	Total
Revenue	$245,978	$220,601	$23,194	$(5,012)	$484,761
Total assets	2,194,255	2,049,131	263,303	-	4,506,689

				Inter-segment
Three months ended September 30, 2011	Canada	United States	International	Eliminations	Total

Revenue	$264,623	$225,005	$5,844	$(2,528)	$492,944
Total assets	2,188,474	2,095,250	67,800	-	4,351,524

				Inter-segment
Nine months ended September 30, 2012	Canada	United States	International	Eliminations	Total

Revenue	$776,994	$700,264	$41,008	$(11,473)	$1,506,793
Total assets	2,194,255	2,049,131	263,303	-	4,506,689

				Inter-segment
Nine months ended September 30, 2011	Canada	United States	International	Eliminations	Total

Revenue	$725,521	$624,790	$17,169	$(3,861)	$1,363,619
Total assets	2,188,474	2,095,250	67,800	-	4,351,524

Precision Drilling Corporation | 21

Corporate Information

STOCK EXCHANGE LISTINGS
Shares of Precision Drilling
Corporation are listed on the Toronto
Stock Exchange ("TSX") under the
trading symbol PD and on the New
York Stock Exchange ("NYSE") under
the trading symbol PDS.

Q3 2012 TRADING PROFILE

Toronto (TSX: PD)
High: $9.29
Low: $6.38
Close: $7.73
Volume Traded: 71,493,198

New York (NYSE: PDS)
High: US$9.60
Low: US$6.28
Close: US$7.84
Volume Traded: 113,899,428

TRANSFER AGENT
AND REGISTRAR

Computershare Trust Company of Canada
Calgary, Alberta

TRANSFER POINT
Computershare Trust Company NA
Denver, Colorado

ACCOUNT QUESTIONS
Precision’s Transfer Agent can help
you with a variety of shareholder
related services, including:

•    Change of address
•    Lost unit certificates
•    Transfer of units to another person
•    Estate settlement

You can contact Precision’s Transfer Agent at:
Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y
Canada

Telephone: 1-800-564-6253
(toll free in Canada and the United States)
1-514-982-7555
(international direct dialing)
Email: service@computershare.com

ONLINE INFORMATION
To receive news releases by email,
or to view this interim report
online, please visit Precision’s
website at www.precisiondrilling.com
and refer to the Investor Relations
section. Additional information
relating to Precision, including the
Annual Information Form, Annual
Report and Management
Information Circular has been
filed with SEDAR and is available
at www.sedar.com.

22 | Corporate Information

CORPORATE INFORMATION

Head Office
Precision Drilling Corporation
800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com

Directors

William T. Donovan
Brian J. Gibson
Robert J. S. Gibson
Allen R. Hagerman, FCA
Stephen J.J. Letwin
Patrick M. Murray
Kevin O. Meyers
Kevin A. Neveu
Robert L. Phillips

Officers
Kevin A. Neveu
President and Chief Executive Officer

Joanne L. Alexander
Senior Vice President, General Counsel and Corporate Secretary

Niels Espeland
President, International Operations

Doug B. Evasiuk
Senior Vice President, Sales and Marketing

Kenneth J. Haddad
Senior Vice President, Business Development

Robert J. McNally
Executive Vice President and Chief Financial Officer

Darren J. Ruhr
Senior Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

Douglas J. Strong
President, Completion and Production Services
Lead Bank Royal Bank of Canada Calgary, Alberta Auditors KPMG LLP Calgary, Alberta

Precision Drilling Corporation | 23

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Email: info@precisiondrilling.
www.precisiondrilling.com